Law Offices of Thomas E. Puzzo, PLLC
                                3823 44th Ave. NE
                            Seattle, Washington 98105
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                                November 30, 2012

VIA EDGAR

Tom Kluck
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Lion Consulting Group, Inc.
         Amendment No. 4 to Registration Statement on Form S-1
         Filed November 30, 2012
         File No. 333-181624

Dear Mr. Kluck:

     Pursuant to the staff's comment letter dated November 1, 2012, we respectfully submit this letter on behalf of our client, Lion Consulting Group, Inc., a Delaware corporation (the "Company").

     Amendment No. 4 to the Company's Form S-1 was filed with the Securities and Exchange Commission (the "Commission") via EDGAR on November 30, 2012.

     The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 4 to the Form S-1.

GENERAL

1. WE NOTE YOUR RESPONSE TO COMMENT NO. 1 OF OUR LETTER DATED SEPTEMBER 10, 2012. IN RESPONSE TO OUR COMMENT, YOU STATE THAT YOU WILL NOT PROVIDE IT CONSULTING. HOWEVER, WE NOTE ON PAGE 15 THAT YOU HAVE ALLOCATED AMOUNTS TO "WEBHOSTING." ADDITIONALLY, ON PAGE 20, YOU INDICATE THAT YOU INTEND TO PROVIDE E-COMMERCE RELATED SERVICES. FURTHER, ON PAGE 24, YOU STATE THAT YOU INTEND TO PROVIDE SERVICES FOR "SOCIAL NETWORKING WEBSITES." PLEASE ADVISE OR REVISE AS APPROPRIATE.

     Company response: The Company has removed references, to webhosting, e-commerce, and social networking on pages 15, 20, and 24.

USE OF PROCEEDS, PAGE 15

2.   WE NOTE YOUR DISCLOSURE IN THE CHART IN THIS SECTION AND THE CHART ON PAGE
     25. PLEASE REVISE YOUR CHARTS, AS APPROPRIATE, TO ADDRESS ANY DISCREPANCIES. FOR EXAMPLE ONLY, WE NOTE THAT THE LINE ITEM "MARKETING AND COLLATERAL" APPEARS IN THE CHART ON PAGE 25, BUT IT DOES NOT APPEAR IN THE CHART ON PAGE 15.

     Company response: Both charts have been reconciled are identical. Please see pages 15 and 25.

DESCRIPTION OF BUSINESS, PAGE 19

3. WE NOTE YOUR RESPONSE TO COMMENT 4 OF OUR LETTER DATED SEPTEMBER 10, 2012. IN RESPONSE TO OUR COMMENT, YOU PROVIDED AN OPINION OF COUNSEL, WHICH ADDRESSES WHETHER A COMPANY WITH LIMITED OPERATIONS IN SWITZERLAND HAS TO REGISTER IN SWITZERLAND WITH ANY AUTHORITY, INCLUDING THE COMMERCIAL REGISTER. HOWEVER, THE OPINION DOES NOT COMPLETELY ADDRESS OUR CONCERNS, AND WE REISSUE IN PART OUR PRIOR COMMENT. WE NOTE THAT MR. WAGNER IS YOUR SOLE OFFICER AND DIRECTOR AND THE ONLY INDIVIDUAL PROVIDING SERVICES ON YOUR BEHALF. WE FURTHER NOTE, THAT HE IS CURRENTLY LOCATED IN SWITZERLAND. IT THEREFORE APPEARS THAT THE BULK OF YOUR OPERATIONS WILL, AT LEAST FOR THE TIME BEING, TAKE PLACE IN SWITZERLAND. THUS, PLEASE EXPAND YOUR DISCLOSURE TO DISCUSS THE REGULATIONS APPLICABLE TO CONSULTING COMPANIES BASED IN SWITZERLAND THAT MAY IMPACT INVESTORS OR PROVIDE A DETAILED EXPLANATION AS TO WHY THE COMPANY IS NOT SUBJECT TO SUCH REGULATIONS. FOR EXAMPLE ONLY, PLEASE DISCUSS WHETHER THERE ARE ANY LAWS IN SWITZERLAND THAT WOULD REGULATE THE COMPANY'S OPERATIONS OF PROVIDING BUSINESS SERVICES OR RESTRICT FUNDS FROM BEING DISTRIBUTED TO INVESTORS OR WHETHER THERE ARE ANY LAWS THAT WOULD IMPACT AN INVESTOR'S ABILITY TO ENFORCE A JUDGMENT AGAINST THE COMPANY.

     Company response: The Company's Switzerland legal counsel advises the Company that the laws of Switzerland do not regulate the Company's business. Therefore, the Company is not discussing the applicability of Switzerland laws on the Company in the Form S-1. Please see the attached correspondence from the Company's Switzerland legal counsel.

PRINCIPAL SERVICES, PAGE 19

4. WE NOTE YOUR DISCLOSURE THAT YOU ANTICIPATE OFFERING YOUR SERVICES 6 MONTHS FROM THE FILING DATE. HOWEVER, ON PAGE 24, YOU INDICATE THAT IT WILL BE 12 MONTHS BEFORE YOU CAN BEGIN OFFERING SERVICES. PLEASE REVISE YOUR DISCLOSURE AS APPROPRIATE TO ADDRESS THIS DISCREPANCY OR ADVISE.

     Company response: The Company has revised the Form S-1 to state that it anticipates offering its services 6 months (and not 12 months) from the date of the prospectus on pages 3 and 24.

5. WE NOT YOUR RESPONSE TO COMMENT 5 OF OUR LETTER DATED SEPTEMBER 10, 2012. PLEASE CLARIFY THAT YOU DO NOT HAVE AN AGREEMENT IN PLACE WITH UNITED OIL GAS CORP. AND TRISTAR ENERGY GROUP INC. TO PROVIDE SERVICES TO THESE ENTITIES.

SIGNATURES

6. PLEASE HAVE MR. WAGNER SIGN IN HIS INDIVIDUAL CAPACITY AS PRINCIPAL EXECUTIVE OFFICER, AND PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER. SEE INSTRUCTION 1 TO SIGNATURES ON FORM S-1.

     Company response: The Company has revise the signature page to the Form S-1 to have Mr. Wagner sign in his individual capacity as principal executive officer, and principal financial and accounting officer.

Please contact the undersigned with any questions or comments.

                                         Very truly yours,

                                         /s/ Thomas E. Puzzo
                                         ------------------------------
                                         Thomas E. Puzzo

JEGHER GIL


     Philippe P. Wagner
     Lion Consulting Group, Inc.
     United States of America



     Zurich, November 15, 2012


Juan Carlos Gil
Rechtsanwalt, LL.M.

Eingetragen im Anwaltsregister
juancarlos.gil@jeghergil.ch


     SWISS REGISTRATION OF COMPANY INCORPORATED ABROAD

     Dear Mr Wagner,

     Reference is made to your email of November 5, 2012 relating to a letter by the United States Securities and Exchange Commission dated November 1, 2012 and my letter dated September 2, 2012.

     You had asked me before whether a company incorporated in the United States which has limited business operations in Switzerland ("Company") is required to register in Switzerland in the event that its sole shareholder and director is a Swiss national with a Swiss domicile. In reply I had stated that under Swiss law there is no obligation for such a company to register in Switzerland with any authority including without limitation the Commercial Register.

     You have now asked me to expand my comments to the additional facts that you as a Swiss national domiciled in Switzerland are the sole officer and director and the only individual providing services on behalf of the Company.

     There is no general principle requiring the Company to register with any authority in Switzerland.

     In the event that the bulk of operations of the Company is in Switzerland, the only director and shareholder is a Swiss individual domiciled in Switzerland, the Company does not have any infrastructure abroad, including without limitation office space and employees, there is a possibility that the Swiss tax authorities may, for Swiss tax purposes, disregard the company structure and tax the Swiss individual. There is also a possibility that the Swiss tax authorities may, for Swiss tax purposes, deem that the Company has a permanent establishment in Switzerland and tax the Company accordingly.

JEGHER GIL


     In the event that the bulk of operations is provided out of Switzerland, there is a possibility that Swiss regulations may apply to the services in relation to investment management services rendered to collective investment schemes. There are no general regulations in relation to general consulting services. It is my understanding that the Company will not act as an investment manager but provide consulting services in the field of management consulting. There are no specific Swiss legal provisions regulating such consulting services.

     The facts set out above on their own will not impact on an investor's ability to enforce a foreign judgment against the Company in Switzerland. However, a recognition and enforcement of the judgement against the Company in Switzerland would only make sense if the Company has assets in Switzerland. The general rules of Swiss international private law would be applicable in determining whether a foreign judgment against the Company can be recognised and enforced in Switzerland. Having said this, from a Swiss law perspective courts in the United States have jurisdiction which would be the main requirement for enforcing judgments against a company incorporated in the United States in contractual and corporate matters and such judgments would be enforceable in Switzerland.

     Yours sincerely,


     /s/ Juan Carlos Gil
     -----------------------------
     Juan Carlos Gil